

09055714

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 47051

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/08_____ AND ENDING_____12/31/08_____
                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Teachers Personal Investors Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

8500 Andrew Carnegie Boulevard
_____
                    (No. and Street)

Charlotte, North Carolina 28262-8500
_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patricia A. Conti   704 988-4038
_____
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
_____
                    (Name – if individual, state last, first, middle name)

300 Madison Avenue, New York, New York 10017-6204
_____
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Patricia A. Conti_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Teachers Personal Investors Services, Inc._____, as of _____December 31_____, 20 08____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Mecklenburg County, North Carolina

Signed and sworn to before me this day by
Patricia A. Conti

Date: February 20, 2009

_Caleria Ramjohn_____
Notary Public, Gloria Ramjohn

_Patricia A. Conti_____
Signature

_____Chief Financial Officer_____
Title

My Commission Expires April 24, 2012

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Teachers Personal Investors Services, Inc.

(A wholly-owned subsidiary of TIAA-CREF Enterprises, Inc.)
Statement of Financial Condition
December 31, 2008

Teachers Personal Investors Services, Inc.
(A wholly-owned subsidiary of TIAA-CREF Enterprises, Inc.)
Index
December 31, 2008



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

The Board of Directors of
Teachers Personal Investors Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Teachers Personal Investors Services, Inc. (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America.. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2009

Teachers Personal Investors Services, Inc.
(A wholly-owned subsidiary of TIAA-CREF Enterprises, Inc.)
Statement of Financial Condition
December 31, 2008

Assets

Cash	$	69,226
Investment, at fair value		5,519,293
Federal income tax receivable		48,370
Due from affiliated entities		1,799,739
Total assets	$	7,436,628

Liabilities and stockholder's equity

Liabilities		
Due to affiliated entities	$	1,122,374
Deferred income taxes		3,373
Total liabilities		1,125,747
Stockholder's equity		
Capital stock, no par value, 100 shares authorized; 1 share issued and outstanding, stated value $1		1
Paid-in capital in excess of stated value		122,318,170
Accumulated deficit		(116,007,290)
Total stockholder's equity		6,310,881
Total liabilities and stockholder's equity	$	7,436,628

The accompanying notes are an integral part of this statement of financial condition.

Teachers Personal Investors Services, Inc.
(A wholly-owned subsidiary of TIAA-CREF Enterprises, Inc.)
Notes to Statement of Financial Condition
December 31, 2008

1. **Organization**

   Teachers Personal Investors Services, Inc. ("TPIS") was incorporated on October 19, 1993 under the General Corporation Law of the State of Delaware and is a wholly-owned subsidiary of TIAA-CREF Enterprises, Inc. ("Enterprises"), which itself is a wholly-owned subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"), a legal reserve life insurance company established under the insurance laws of the State of New York in 1918. TPIS is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority and claims exemption from 15c3-3 under Section k(1).

2. **Significant Accounting Policies**

   Basis of Presentation
   The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

   Use of Estimates
   The preparation of Statement of Financial Condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Investment**

   As of December 31, 2008, TPIS holds a U.S. government agency security, carried at fair value, which matures on March 9, 2009.

4. **Income Taxes**

   Income taxes are provided in accordance with the asset and liability method under which deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is recognized if it is more likely than not that the deferred tax asset will not be realized. As of December 31, 2008, a valuation allowance of $12,480,460 is recognized to offset the deferred tax asset that is not expected to be realized which are attributable to losses claimed on state tax returns which are filed separately.

   Effective 1998, TPIS was included in a consolidated federal income tax return with its qualifying affiliates and is a member of the Tax Sharing Agreement with them. The tax-sharing agreement follows the current reimbursement method, whereby members of the consolidated group will generally be reimbursed for their federal tax benefits associated with the losses on a pro-rata basis with other members of the group to the extent they have taxable income subject to provisions imposed under the Internal Revenue Code. TPIS will pay federal income tax to the consolidated group on the value of its taxable income. TPIS files its own state, franchise, and business tax returns. The liability for deferred income taxes relates primarily to the unrealized gains on investments held. The tax provision differs from the statutory rate due to state taxes and the unrealized gain on investment held but is materially close to the federal tax rate of 35%.

Teachers Personal Investors Services, Inc.
(A wholly-owned subsidiary of TIAA-CREF Enterprises, Inc.)
Notes to Statement of Financial Condition
December 31, 2008

5. **Minimum Net Capital Requirements**

As a registered broker-dealer, TPIS is subject to the minimum net capital requirements pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Under that Rule, TPIS is required to maintain minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2008, TPIS had net capital of $5,584,249, which exceeded required net capital by $5,509,200, and a ratio of aggregate indebtedness to net capital of .20 to 1.

6. **Fair Value of Financial Instruments**

Investments owned are held at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 - Significant unobservable inputs (including Services' own assumptions in determining fair value) for the asset or liability.

Substantially all of TPIS's assets and liabilities are represented by cash balances held by depository institutions or are short-term in nature thus their carrying amounts approximate fair value as defined within the standard. TPIS periodically holds investment securities, typically Federal Agency Securities, with a maturity of less than one year that is considered level 2.

7. **Related Party Transactions**

TPIS provides services related to the distribution of variable annuity products, variable life insurance, and mutual funds. Effective January 1, 2004, TPIS as principal underwriter for the TIAA-CREF Institutional Mutual Funds, TIAA-CREF Life Funds and various tuition savings products, entered into an agreement with TIAA-CREF Individual & Institutional Services LLC ("Services"), an affiliated broker-dealer, authorizing Services to distribute these products on a retail basis. At December 31, 2008, due from affiliated entities in conjunction with these fees totaled $1,692,730. TPIS is charged for distribution costs from Services. In accordance with the selling agreement between TPIS and Services, TPIS is not obligated to pay Services for any revenue earned until and unless it is received. Amounts due to Services under the agreement are included in amounts due to affiliated entities in the accompanying statement of financial condition and totaled $1,121,477 at December 31, 2008.

Cash disbursements for TPIS are made by TIAA, which is reimbursed by TPIS in accordance with Cash Disbursement and Reimbursement Agreements between TPIS and TIAA. To settle current and prior year obligations, TPIS paid TIAA $1,000,000 for operating expenses in 2008. TPIS is not obligated to pay TIAA for any expenses until and unless the associated revenue is received.